[NS8 CORPORATION LETTERHEAD]

                                                                December 6, 2005

VIA  EDGAR

U.S.  Securities  and  Exchange  Commission
100  F.  Street,  N.E.
Washington,  DC  20549

     Re:  NS8  Corporation
          Registration  Statement  on  Form  SB-2
          File  No.  333-125693

Ladies  and  Gentlemen:

     Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), NS8 Corporation (the "Registrant") hereby requests that its Registration Statement on Form SB-2 (File No. 333-125693), together with all exhibits thereto (the "Registration Statement"), be withdrawn. The Registration Statement was filed with the Securities and Exchange Commission on June 10, 2005. The Registrant is submitting this application for withdrawal because it has determined that maintaining the Registration Statement is no longer in its interest. The Registrant confirms that no securities of the Registrant have been sold pursuant to the Registration Statement.

     If you have any questions with respect to this matter, please contact Jason
H.  Scott,  Esq.  of  McGuireWoods  LLP,  at  (704)  373-8999.

                                            Sincerely,

                                            NS8  Corporation


                                            /s/ Leslie  J.  Ames
                                            ------------------------
                                            Leslie  J.  Ames
                                            Senior Vice President, Legal Affairs
                                            and Secretary


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